SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Morgan Stanley Government Income Trust
(Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

61745P 10 6 (CUSIP Number)

Kenneth R. Miller, Esq.
Yale University
55 Whitney Avenue
New Haven, CT 06510-1300
(203) 432-0120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

James E. Showen, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-8357

March 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Schedule 13D

CUSIP No. 61745P 10 6
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yale University I.R.S. Identification No. 06-0646973-N
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power Not Applicable
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power Not Applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) EP

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on June 15, 2006 by Yale University, a Connecticut corporation (the “Reporting Person”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Morgan Stanley Government Income Trust, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (the “Trust”).

Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the original Schedule 13D filed by the Reporting Person on June 15, 2006.

Item 5.	Interest in Securities of the Issuer

(a) Effective March 26, 2007, the Reporting Person does not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any shares of Common Stock.

(c) On March 26, 2007, the Trust merged with Morgan Stanley U.S. Government Securities Trust (“Government Securities”). In connection with the Merger, the Reporting Person exchanged its 9,347,000 shares of Common Stock for 10,011,674.52 Class D shares of Government Securities. .

(e) Effective March 26, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2007

YALE UNIVERSITY

	By:	/s/ David F. Swensen
Name: David F. Swensen
Title: Chief Investment Officer